EXHIBIT 12- RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Earnings before income taxes	$(28)	$586	$293	$246	$804
Fixed charges	277	293	280	256	250
	$249	$879	$573	$502	$1,054
Fixed charges
Portion of rents representative of the interest factor	$55	$54	$52	$51	$46
Interest on indebtedness	213	225	219	203	203
Amortization of debt financing fees	9	14	9	2	1
	$277	$293	$280	$256	$250
Ratio of earnings to fixed charges	0.9	3.0	2.0	2.0	4.2